For Immediate Release	Date: November 14, 2018
18-42-TR

Teck Media and Investor Webcast Advisory

Vancouver, B.C. – Teck Resources Limited (TSX: TECK.A and TECK.B, NYSE: TECK) (“Teck”) Senior Vice President Finance and Chief Financial Officer, Ron Millos will be presenting at the Goldman Sachs Global Metals & Mining conference on Wednesday, November 28, 2018 at 8:15 a.m. Eastern/5:15 a.m. Pacific time. The investor presentation will include information on company strategy, financial performance, and outlook for the company’s business units.

The presentation will be webcast through the following link at: https://cc.talkpoint.com/gold006/112818a_as/?entity=4_OXNJWVF.

Alternatively, the webcast with supporting slides will be available on Teck’s website at: www.teck.com.

About Teck
Teck is a diversified resource company committed to responsible mining and mineral development with major business units focused on copper, steelmaking coal, zinc and energy. Headquartered in Vancouver, Canada, its shares are listed on the Toronto Stock Exchange under the symbols TECK.A and TECK.B and the New York Stock Exchange under the symbol TECK. Learn more about Teck at www.teck.com or follow @TeckResources.

Investor Contact:
Ellen Lai
Coordinator, Investor Relations
604.699.4257
ellen.lai@teck.com

Media Contact:
Chris Stannell
Senior Communications Specialist
604.699.4368
chris.stannell@teck.com